Exhibit 12

	2011	2010	2009	2008	2007
Earnings
Net Income (Loss) Before Income Taxes	(103,154)	319,197	238,328	228,697	259,771
Plus: Fixed Charges per below	76,744	67,967	57,985	65,719	69,867

Total Earnings (Loss)	(26,410)	387,164	296,313	294,416	329,638

Fixed Charges
Interest on Debt	60,283	56,696	49,000	55,599	59,445
Amortization of Debt Expense	1,093	1,369	1,168	1,824	1,899
Interest on Rental Expense	15,369	9,902	7,817	8,296	8,523

Total Fixed Charges	76,744	67,967	57,985	65,719	69,867

Ratio Earnings to Fixed Charges	N/A	5.7	5.1	4.5	4.7

Deficiency of Earnings Available to Cover Fixed Charges	($103,154)	—	—	—	—